SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )*

MINISO Group Holding Limited
(Name of Issuer)

Ordinary Shares, par value of $0.00001 per share
(Title of Class of Securities)

66981J 102 **
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** CUSIP number 66981J 102 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “MNSO.” Each ADS represents four Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Guofu Ye
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
92,586,048(1)
	6	Shared Voting Power
789,405,061(2)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
789,405,061(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
881,991,109
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
72.0% (3) *The voting power of the shares beneficially owned represent 81.7% of the total outstanding voting power.
12	Type of Reporting Person
IN

(1)                        Represents 92,586,048 Class A ordinary shares held by 12 share incentive awards holding vehicles, which appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the 92,586,048 Class A ordinary shares at the discretion of Mr. Guofu Ye.

(2)                        Represents (i) 328,290,482 Class B ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares directly held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 Class A ordinary shares directly held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC LIMITED and YYY MC LIMITED.

(3)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
Mini Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
328,290,482(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
328,290,482(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
328,290,482
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
26.8%(2) *The voting power of the shares beneficially owned represent 52.3% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                        Represents 328,290,482 Class B ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
YGF MC LIMITED
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
203,265,382(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
203,265,382(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
203,265,382
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
16.6%(2) *The voting power of the shares beneficially owned represent 10.8% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                        Represents 203,265,382 Class A ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by YGF MC LIMITED.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
YGF Development Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
328,290,482(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
328,290,482(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
328,290,482
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
26.8% (2) *The voting power of the shares beneficially owned represent 52.3% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                        Represents 328,290,482 Class B ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF Development Limited.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
Yunyun Yang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
789,405,061(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
789,405,061(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
789,405,061
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
64.4%(2) *The voting power of the shares beneficially owned represent 76.8% of the total outstanding voting power.
12	Type of Reporting Person IN

(1)                        Represents (i) 328,290,482 Class B ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares directly held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 Class A ordinary shares directly held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC LIMITED and YYY MC LIMITED.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
YYY MC LIMITED
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
257,849,197(1)
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
257,849,197(1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person
257,849,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
21.0%(2) *The voting power of the shares beneficially owned represent 13.7% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                        Represents 257,849,197 Class A ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by YYY MC LIMITED.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

1	Name of Reporting Person
YYY Development Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization
British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
0
	6	Shared Voting Power
257,849,197
	7	Sole Dispositive Power
0
	8	Shared Dispositive Power
257,849,197
9	Aggregate Amount Beneficially Owned by Each Reporting Person
257,849,197
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9
21.0%(2) *The voting power of the shares beneficially owned represent 13.7% of the total outstanding voting power.
12	Type of Reporting Person CO

(1)                        Represents 257,849,197 Class A ordinary shares directly held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY Development Limited.

(2)                        The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to three votes per share. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

*                                     The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of December 31, 2020.

Item 1(a).	Name of Issuer: MINISO Group Holding Limited
Item 1(b).	Address of Issuer’s Principal Executive Offices: 25F, Heye Plaza, No.486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China
Item 2(a).	Name of Person Filing: Guofu Ye Mini Investment Limited YGF MC LIMITED YGF Development Limited Yunyun Yang YYY MC LIMITED YYY Development Limited (collectively, the “Reporting Persons”)
Item 2(b).

Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is 25F, Heye Plaza, No.486, Kangwangzhong Road, Liwan District, Guangzhou 510140, Guangdong Province, People’s Republic of China

Item 2(c).

Citizenship:

Guofu Ye – People’s Republic of China

Mini Investment Limited – British Virgin Islands

YGF MC LIMITED – British Virgin Islands

YGF Development Limited – British Virgin Islands

Yunyun Yang – People’s Republic of China

YYY MC LIMITED – British Virgin Islands

YYY Development Limited – British Virgin Islands

Item 2(d).

Title of Class of Securities:

Ordinary shares, $0.00001 par value per share, of the Issuer

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to three votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).

CUSIP Number:

66981J 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing four Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.

Ownership:

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2020:

Reporting Person*	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(2)	Sole power to vote or direct the vote		Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Guofu Ye	881,991,109	(3)	72.0%	81.7%	92,586,048	(4)	789,405,061	(5)	0	789,405,061	(5)
Yunyun Yang	789,405,061	(5)	64.4%	76.8%	0		789,405,061	(5)	0	789,405,061	(5)
Mini Investment Limited	328,290,482	(6)	26.8%	52.3%	0		328,290,482	(6)	0	328,290,482	(6)
YGF Development Limited	328,290,482	(6)	26.8%	52.3%	0		328,290,482	(6)	0	328,290,482	(6)
YGF MC LIMITED	203,265,382	(7)	16.6%	10.8%	0		203,265,382	(7)	0	203,265,382	(7)
YYY MC LIMITED	257,849,197	(8)	21.0%	13.7%	0		257,849,197	(8)	0	257,849,197	(8)
YYY Development Limited	257,849,197	(8)	21.0%	13.7%	0		257,849,197	(8)	0	257,849,197	(8)

*                 Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC LIMITED is wholly-owned by Mr. Guofu Ye. YYY MC LIMITED is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC LIMITED and YYY MC LIMITED.

(1)         The percentage of class of securities beneficially owned by each of the Reporting Persons as of December 31, 2020 is based on a total of 1,225,566,355 outstanding ordinary shares (being the sum of 897,275,873 Class A ordinary shares and 328,290,482 Class B ordinary shares) of the Issuer outstanding as a single class as of December 31, 2020. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. In computing the percentage ownership of a Reporting Person, the shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2020 have been included.

(2)         For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of Class A and Class B ordinary shares of the Issuer as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to three votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(3)         Represents (i) 328,290,482 Class B ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares directly held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, (iii) 257,849,197 Class A ordinary shares directly held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iv) 92,586,048 Class A ordinary shares held by 12 share incentive awards holding vehicles, which appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the 92,586,048 Class A ordinary shares at the discretion of Mr. Guofu Ye.

(4)         Represents 92,586,048 Class A ordinary shares held by 12 share incentive awards holding vehicles, which appointed Mr. Guofu Ye as their proxy and authorized Mr. Guofu Ye to exercise, on behalf of them, the voting power of the 92,586,048 Class A ordinary shares at the discretion of Mr. Guofu Ye.

(5)         Represents (i) 328,290,482 Class B ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,265,382 Class A ordinary shares directly held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 Class A ordinary shares directly held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

(6)         Represents 328,290,482 Class B ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands.

(7)         Represents 203,265,382 Class A ordinary shares held by YGF MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

(8)         Represents 257,849,197 Class A ordinary shares held by YYY MC LIMITED, a limited liability company incorporated under the laws of British Virgin Islands.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2021

Guofu Ye

/s/ Guofu Ye

Yunyun Yang

/s/ Yunyun Yang

Mini Investment Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Director

YGF Development Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Director

YGF MC LIMITED

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Director

YYY MC LIMITED

By:	/s/ Yunyun Yang
Name:	Yunyun Yang
Title:	Director

YYY Development Limited

By:	/s/ Yunyun Yang
Name:	Yunyun Yang
Title:	Director